Exhibit 99.1

QIWI Announces Fourth Quarter and Full Year 2015 Financial Results

Fourth Quarter Total Adjusted Net Revenue Increases 8% to RUB 2,659 Million and Adjusted Net Profit

Increases 44% to RUB 860 Million or RUB 14.22 per diluted share

Full-Year 2015 Total Adjusted Net Revenue Increases 16% to RUB 10,228 Million and Adjusted Net

Profit Increases 18% to RUB 4,142 Million or RUB 71.46 per diluted share

QIWI gives 2016 Guidance

Board of Directors Approves Dividend of 50 cents per share

NICOSIA, CYPRUS – March 15, 2016 – QIWI plc, (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced results for the fourth quarter and year ended December 31, 2015.

Fourth Quarter 2015 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 8% to RUB 2,659 million ($36.5 million)

•	Adjusted EBITDA increased 34% to RUB 1,217 million ($16.7 million)

•	Adjusted Net Profit increased 44% to RUB 860 million ($11.8 million), or RUB 14.22 per diluted share

•	Total payment volume increased 37% to RUB 239.5 billion ($3.3 billion)

Full-Year 2015 Operating and Financial Highlights

•	Total Adjusted Net Revenue increased 16% to RUB 10,228 million ($140.3 million)

•	Adjusted EBITDA increased 17% to RUB 5,640 million ($77.4 million)

•	Adjusted Net Profit increased 18% to RUB 4,142 million ($56.8 million), or RUB 71.46 per diluted share

•	Total payment volume increased 35% to RUB 872.6 billion ($12.0 billion)

•	Visa QIWI Wallet active accounts decreased 6% to 16.1 million

“In the fourth quarter we continued to see the pressure from both the macroeconomic slowdown in Russia resulting in weaker consumer finance market and lower demand for money remittance services due to shifting migration trends, and stricter regulation of the agents network,” said Sergey Solonin, QIWI’s chief executive officer. “Notwithstanding the challenging market and regulatory environment, we maintain high levels of operating leverage and have kept our costs under control. Although we believe that 2016 will be challenging, we are focusing on increasing the loyalty of both our consumers and merchants by offering them a broader scope of services and gaining market share in the key verticals.”

Fourth Quarter 2015 Results

Revenues: Total Adjusted Net Revenue for the quarter ended December 31, 2015 was RUB 2,659 million ($36.5 million), an increase of 8% compared with RUB 2,468 million in the prior year.

Payment Adjusted Net Revenue was RUB 1,971 million ($27.0 million), an increase of 7% compared with RUB 1,838 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume across most verticals except Telecom, especially the E-commerce and Money Remittances market verticals, that was in turn partially offset by the declining net revenue yields primarily as a result of the acquisition and consolidation of Contact and Rapida which operate on significantly lower net revenue yields than legacy QIWI business.

Other Adjusted Net Revenue, which is principally composed of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising, was RUB 688 million ($9.4 million), an increase of 9% compared with RUB 630 million in the prior year. The growth in the fourth quarter was mainly due to increase in inactivity fees and revenue from advertising offset by decline in cash and settlement services and revenue from rent of space of kiosks. Inactivity fees for the fourth quarter were RUB 397 million ($5.4 million) compared with RUB 183 million in the prior year as a result of changes to the write-off policy as well as consolidation of Contact and Rapida business. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 35% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 1% compared with the same period in the prior year.

Adjusted EBITDA: For the quarter ended December 31, 2015, Adjusted EBITDA was RUB 1,217 million ($16.7 million), an increase of 34% compared with RUB 911 million in the prior year. Adjusted EBITDA growth resulted mainly from lower marketing spend as compared to a prior year and efficient cost control, although the growth was offset by increase in bad debt expense from RUB 95 million in 2014 to RUB 288 in 2015 due to an increase in reserves for receivables from several of QIWI’s agents who have shown signs of financial instability. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 45.8% compared with 36.9% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 820 million ($11.2 million), an increase of 13% compared with RUB 727 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 36.3% compared with 31.8% in the prior year.

Adjusted Net Profit: For the quarter ended December 31, 2015, Adjusted Net Profit was RUB 860 million ($11.8 million), an increase of 44% compared with RUB 597 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 20% compared with the prior year.

Other Operating Data: For the quarter ended December 31, 2015, total payment volume was RUB 239.5 billion ($3.3 billion), an increase of 37% compared with RUB 175.2 billion in the prior year. Payment volume increased across most verticals driven largely by Contact and Rapida businesses consolidation. Payment average net revenue yield was 0.82%, a decrease of 23 bps compared with 1.05% in the prior year primarily due to the consolidation of lower yielding Contact and Rapida businesses.

Total average Net Revenue Yield was 1.11%, a decrease of 30 bps as compared with 1.41% in the prior year. Total average Net Revenue Yield excluding the effect of inactivity fees was 0.94%, a decrease of 36 bps as compared with the same period in the prior year.

Full-Year 2015 Results

Revenues: Total Adjusted Net Revenue for the year ended December 31, 2015 was RUB 10,228 million ($140.3 million), an increase of 16% compared with RUB 8,836 million in the prior year.

Payment Adjusted Net Revenue was RUB 7,522 million ($103.2 million), an increase of 15% compared with RUB 6,515 million in the prior year. Payment Adjusted Net Revenue growth was predominantly driven by an increase in payment volume across all verticals especially the E-commerce and Money Remittances market verticals, that was in turn partially offset by the declining net revenue yields primarily as a result of the acquisition and consolidation of Contact and Rapida which operate on significantly lower net revenue yields than legacy QIWI business.

Other Adjusted Net Revenue was RUB 2,706 million ($37.1 million), an increase of 17% compared with RUB 2,321 million in the prior year. Revenue from fees for inactive accounts was RUB 1,113 million ($15.3 million) in 2015 compared to RUB 656 million in the prior year due to the same reasons discussed for the fourth quarter. Other Adjusted Net Revenue excluding revenue from fees for inactive accounts decreased 4% compared with the same period in the prior year.

Total Adjusted Net Revenue excluding revenue from fees for inactive accounts increased 11% compared with the same period in the prior year.

Adjusted EBITDA: For the year ended December 31, 2015, Adjusted EBITDA was RUB 5,640 million ($77.4 million), an increase of 17% compared with RUB 4,818 million in the prior year. Adjusted EBITDA growth was mainly driven by revenue growth and operating leverage in the business. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Adjusted Net Revenue) was 55.1% compared with 54.5% in the prior year. Adjusted EBITDA excluding inactivity fees was RUB 4,528 million ($62.1 million), an increase of 9% compared with RUB 4,161 million in the prior year. Adjusted EBITDA margin excluding inactivity fees was 49.7% compared with 51.0% in the prior year.

Adjusted Net Profit: For the year ended December 31, 2015, Adjusted Net Profit was RUB 4,142 million ($56.8 million), an increase of 18% compared with RUB 3,496 million in the prior year. The increase in Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA. Adjusted Net Profit excluding inactivity fees (net of tax) increased 9% compared with the prior year.

Other Operating Data: For the year ended December 31, 2015, total payment volume was RUB 872.6 billion ($12.0 billion), an increase of 35% compared with RUB 645.4 billion in the prior year. Payment volume increased across all verticals driven largely by consolidation of Contact and Rapida businesses as well as organic growth in E-commerce and Money Remittance market verticals. Average payment net revenue yield was 0.86%, a decrease of 15 bps compared with 1.01% in the prior year primarily due to the consolidation of lower yielding Contact and Rapida businesses.

The total average Net Revenue Yield was 1.17%, a decrease of 20 bps as compared with 1.37% in the prior year. The total average Net Revenue Yield excluding the effect of inactivity fees was 1.04%, a decrease of 23 bps as compared with the same period in the prior year.

The number of active kiosks and terminals was 172,269 (including approximately 25,000 additional Contact and Rapida physical points of service which are located in retail stores and bank branches across Russia and the CIS), a decrease of 5% compared with the prior year, primarily resulting from enhanced controls that the Central Bank of Russia has implemented over the agents. The number of active Visa Qiwi Wallet accounts was 16.1 million as of the end of 2015, a decrease of 1.1 million, or 6%, as compared with 17.2 million in 2014. The decrease was driven mainly by the lower marketing spend in 2015 as compared to 2014, as well as the decrease in the kiosk network in Russia in the second half of 2015 and overall economic downturn affecting consumer activity.

Recent Developments

Dividend: Following the determination of fourth quarter 2015 financial results and given that there are currently no potential M&A opportunities which require a significant capital allocation, our Board of Directors recommended a dividend of USD50 cents per share. The dividend record date is March 29, 2016, and the Company intends to pay the dividend on March 31, 2016. The holders of ADSs will receive the dividend shortly thereafter.

We continue to pursue certain M&A targets, thus our view on dividends distribution throughout 2016 is subject to change.

Impact of Contact and Rapida: Starting June 1st 2015 we consolidate financial results of Contact and Rapida in our financial statements which are presented in the Annex below. Contact and Rapida have become a strong addition to the core business of QIWI contributing to Money Remittance, Financial Services and E-commerce market verticals as well as significantly increasing our share of the Russian money remittance market, broadening our merchant relationships and consumer base and strengthening our team. The integration is going in accordance with the plan.

Regulation by the Central Bank of Russia: Our kiosk network in Russia was affected by the enhanced controls that the Central Bank of Russia has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts, as disclosed in our Form 6-K filed on November 2, 2015.

Although through reducing the size of our network, this adversely affects the availability and convenience of our services to consumers in the short-term, we continue to believe that increased transparency in the kiosk market will ultimately allow us to improve our market share and strengthen our competitive advantages.

2016 Guidance1

QIWI provides its guidance in respect of 2016 outlook:

•	Total Adjusted Net Revenue is expected to increase by 5% to 8% over 2015

•	Adjusted Net Profit is expected to increase by 7% to 12% over 2015

The overall macroeconomic conditions continue to adversely affect the purchasing power of Russian population as high inflation combined with decreasing real wages put pressure on the disposable income. This in turn leads to the overall decrease in consumer spending and consequently our payment volumes, especially in Financial Services market vertical, which is impacted by several factors including lack of refinancing options for the consumers, and aforementioned decrease in real disposable income.

We have also noted negative trends in Money Remittance market due to shifting migration trends. We anticipate that downward trends and weaker demand for money remittance services can negatively affect our volumes and revenues in this category.

[1]	Guidance is provided in Russian rubles

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2015 financial results today at 8:30 a.m. ET. Hosting the call will be Sergey Solonin, chief executive officer, and Alexander Karavaev, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13631938. The replay will be available until Tuesday, March 22, 2016. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.1 million virtual wallets, over 172,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 67 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total adjusted net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, and growth of physical and virtual distribution channels. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, competition, a decline in average net revenue yield, fees levied on QIWI’s consumers, regulation, QIWI’s ability to grow physical and virtual distribution channels, QIWI’s ability to expand geographically and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Yakov Barinskiy Head of Investor Relations +357.25028091 ir@qiwi.com	Varvara Kiseleva Investor Relations +357.25028091 ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in thousands)

	As of December 31, 2014	As of December 31, 2015	As of December 31, 2015
	RUB	RUB	USD(1)

Assets
Non-current assets
Property and equipment	379,943	365,869	5,020
Goodwill and other intangible assets	2,367,623	12,253,988	168,132
Long-term debt instruments	1,806,295	1,562,620	21,440
Long-term loans	52,648	22,959	315
Other non-current assets	42,455	53,027	728
Deferred tax assets	239,571	303,876	4,169

Total non-current assets	4,888,535	14,562,339	199,804

Current assets
Trade and other receivables	5,305,275	5,091,542	69,859
Short-term loans	31,588	340,420	4,671
Short-term debt instruments	2,132,887	1,338,365	18,363
Prepaid income tax	89,239	96,687	1,327
VAT and other taxes receivable	51,078	26,018	357
Cash and cash equivalents	17,079,965	19,363,204	265,675
Other current assets	345,688	758,920	10,413

Total current assets	25,035,720	27,015,156	370,665

Assets of disposal group classified as held for sale	125,867	—	—

Total assets	30,050,122	41,577,495	570,469

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	963	1,137	16
Additional paid-in capital	1,876,104	1,876,104	25,741
Share premium	3,044,303	12,068,267	165,584
Other reserve	764,243	839,953	11,525
Retained earnings	2,683,805	7,176,540	98,467
Translation reserve	204,337	460,848	6,323

Total equity attributable to equity holders of the parent	8,573,755	22,422,849	307,655
Non-controlling interest	(239,385)	12,734	175

Total equity	8,334,370	22,435,583	307,830

Non-current liabilities
Long-term borrowings	41,981	—	—
Other non-current liabilities	9,381	2,403	33
Deferred tax liabilities	37,758	1,138,182	15,617

Total non-current liabilities	89,120	1,140,585	15,650

Current liabilities
Trade and other payables	20,179,673	15,295,162	209,859
Amounts due to customers and amounts due to banks	1,001,286	2,243,108	30,777
Income tax payable	11,290	334,346	4,587
VAT and other taxes payable	127,733	119,055	1,634
Deferred revenue	52,008	6,747	93
Other current liabilities	1,117	2,909	40

Total current liabilities	21,373,107	18,001,327	246,989

Liabilities directly associated with the assets of a disposal group classified as held for sale	253,525	—	—

Total equity and liabilities	30,050,122	41,577,495	570,469

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Three months ended (unaudited)
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD(1)

Revenue	4,148,652	4,857,820	66,652
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	2,055,912	2,520,494	34,583
Selling general and administrative expenses	1,255,161	1,146,184	15,726
Depreciation and amortization	95,315	221,082	3,033
Profit from operations	742,264	970,060	13,310

Gain from disposal of subsidiaries	—	(70,579)	(968)
Other income	1,353	4,990	68
Other expenses	(20,107)	(32,489)	(446)
Foreign exchange gain	2,129,776	994,048	13,639
Foreign exchange loss	(634,819)	(439,008)	(6,023)
Share of loss of associates	(3,313)	—	—
Interest income	639	13,366	183
Interest expense	(11,151)	(31,668)	(435)

Profit before tax	2,204,642	1,408,720	19,329
Income tax expense	(196,950)	(138,827)	(1,905)

Net profit	2,007,692	1,269,893	17,424

Attributable to:
Equity holders of the parent	2,023,897	1,267,347	17,389
Non-controlling interests	(16,206)	2,546	35

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	86,507	143,849	1,974

Total comprehensive income net of tax	2,094,199	1,413,742	19,397

attributable to:
Equity holders of the parent	2,176,919	1,409,647	19,341
Non-controlling interests	(82,721)	4,095	56

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	37.13	20.98	0.29

Diluted profit attributable to ordinary equity holders of the parent	36.72	20.97	0.29

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands, except per share data)

	Full Year ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD(1)

Revenue	14,718,727	17,716,967	243,088
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	7,273,099	8,695,104	119,302
Selling general and administrative expenses	3,082,177	3,469,039	47,597
Depreciation and amortization	353,400	688,666	9,449
Profit from operations	4,010,051	4,864,158	66,739

Loss from disposal of subsidiaries	—	(37,984)	(521)
Other income	42,253	19,961	274
Other expenses	(29,572)	(43,439)	(596)
Foreign exchange gain	3,359,207	2,800,716	38,428
Foreign exchange loss	(1,428,478)	(1,359,530)	(18,654)
Share of loss of associates	(26,583)	—	—
Impairment of investment in associates	(24,634)	—	—
Interest income	1,692	16,198	222
Interest expense	(41,513)	(109,312)	(1,500)

Profit before tax	5,862,423	6,150,768	84,392
Income tax expense	(894,506)	(877,006)	(12,033)

Net profit	4,967,917	5,273,762	72,359

Attributable to:
Equity holders of the parent	5,024,140	5,187,414	71,175
Non-controlling interests	(56,223)	86,348	1,185

Other comprehensive income
Exchange differences on translation of foreign operations
Differences arising during the year	105,789	230,641	3,165
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations	—	56,107	770

Total comprehensive income net of tax	5,073,706	5,560,510	76,294

attributable to:
Equity holders of the parent	5,217,720	5,443,925	74,694
Non-controlling interests	(144,014)	116,585	1,600

Earnings per share:
Basic profit attributable to ordinary equity holders of the parent	94.09	89.72	1.23

Diluted profit attributable to ordinary equity holders of the parent	92.73	89.49	1.23

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.

QIWI plc.

Consolidated Statement of Cash Flows

(in thousands)

	Full Year ended
	December 31, 2014(1)	December 31, 2015	December 31, 2015
	RUB	RUB	USD(1)

Cash flows from operating activities
Profit before tax	5,862,423	6,150,768	84,392

Adjustments to reconcile profit before income tax to net cash flow (used in)/generated from operating activities
Depreciation and amortization	353,400	688,666	9,449
Loss on disposal of property and equipment	3,557	9,493	130
Impairment of investment in associates	24,634	—	—
Foreign exchange gain, net	(1,930,729)	(1,441,186)	(19,774)
Interest income, net	(412,852)	(559,080)	(7,671)
Bad debt expense, net	150,633	361,848	4,965
Share of loss of associates	26,583	—	—
Share-based payments	421,822	87,645	1,203
Loss from disposal of subsidiaries, net	—	37,984	521
Gain from sale of investments	—	(7,089)	(97)
Other	14,721	(2,640)	(36)

Operating profit before changes in working capital	4,514,192	5,326,409	73,082

(Increase)/decrease in trade and other receivables	(2,745,399)	2,247,900	30,843
(Increase)/decrease in other assets	(232,422)	128,489	1,763
Increase in amounts due to customers and amounts due to banks	170,060	409,004	5,612
Increase/(decrease) in accounts payable and accruals	3,621,895	(8,882,698)	(121,876)
Loans issued/(repaid) from banking operations	(35,184)	39,901	547

Cash (used in)/generated from operations	5,293,142	(730,995)	(10,030)

Interest received	491,150	716,171	9,826
Interest paid	(29,114)	(180,899)	(2,482)
Income tax paid	(1,000,002)	(811,085)	(11,129)

Net cash flow (used in)/generated from operating activities	4,755,176	(1,006,808)	(13,814)

Cash flows used in investing activities
Cash acquired upon/(used in) business combination	—	3,180,605	43,640
Contribution to associates without change in ownership	(26,357)	—	—
Payment for assignment of loans	(90,750)	—	—
Purchase of available-for-sale investments	—	(5,627)	(77)
Proceeds from sale of investments	—	7,557	104
Net cash inflow/(outflow) on disposal of subsidiaries	—	(57,498)	(789)
Purchase of property and equipment	(294,402)	(87,746)	(1,204)
Purchase of intangible assets	(218,160)	(221,973)	(3,046)
Loans issued	(60,493)	(780,335)	(10,707)
Repayment of loans issued	49,590	457,746	6,281
Purchase of debt instruments	(2,553,313)	(981,847)	(13,472)
Proceeds from settlement of debt instruments	1,591,485	2,045,478	28,065

Net cash flow (used in)/generated from investing activities	(1,602,400)	3,556,360	48,795

Cash flows generated from financing activities
Issue of share capital	3,044,357	—	—
Exercise of options	5,167	—	—
Proceeds from borrowings	71,747	57,986	796
Repayment of borrowings	(672)	(1,251,928)	(17,177)
Transactions with non-controlling interest	1,783	—	—
Dividends paid to owners of the Group	(2,940,714)	(698,912)	(9,590)
Dividends paid to non-controlling shareholders	(2,388)	—	—
Net cash flow generated from/(used in) financing activities	179,280	(1,892,854)	(25,971)

Effect of exchange rate changes on cash and cash equivalents	2,125,816	1,611,721	22,114

Net decrease in cash and cash equivalents	5,457,872	2,268,419	31,124

Cash and cash equivalents at the beginning of the period	11,636,913	17,094,785	234,551

Cash and cash equivalents at the end of the period	17,094,785	19,363,204	265,675

(1)	The amounts shown here differ immaterially from the financial statements for the year ended December 31, 2014 and reflect insignificant adjustments made to prior period for cash in held-for-sale assets.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, Payment Adjusted Net Revenue and Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Adjusted Net Revenue, Payment Adjusted Net Revenue, Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Adjusted Net Revenue, payment revenue in the case of Payment Adjusted Net Revenue, other revenue in the case of Other Adjusted Net Revenue and net profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittances payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. Other Adjusted Net Revenue primarily consists of revenue from inactivity fees, interest revenue and gain from currency swaps and overdrafts provided to agents, revenue from rent of space for kiosks and sale of kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD(1)

Revenue	4,149	4,858	66.7
Minus: Cost of revenue (exclusive of depreciation and amortization)	2,056	2,520	34.6
Plus: Compensation to employees and related taxes	376	322	4.4

Total Adjusted Net Revenue	2,468	2,659	36.5

Payment Revenue(2)	3,161	3,878	53.2
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	1,609	2,164	29.7
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	286	257	3.5

Payment Adjusted Net Revenue	1,838	1,971	27.0

Other Revenue(5)	988	980	13.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	447	356	4.9
Plus: Compensation to employees and related taxes allocated to other revenue(4)	90	65	0.9

Other Adjusted Net Revenue	630	688	9.4

Payment Adjusted Net Revenue	1,838	1,971	27.0
E-commerce	648	767	10.5
Financial services	487	339	4.7
Money remittances	322	509	7.0
Telecom	264	230	3.2
Other	116	125	1.7
Other Adjusted Net Revenue	630	688	9.4

Total Adjusted Net Revenue	2,468	2,659	36.5

Net Profit	2,008	1,270	17.4

Plus:
Depreciation and amortization	95	221	3.0
Other income	(1)	(5)	(0.1)
Other expenses	20	32	0.4
Foreign exchange gain	(2,130)	(994)	(13.6)
Foreign exchange loss	635	439	6.0
Share of loss of associates	3	—	—
Interest income	(1)	(13)	(0.2)
Interest expenses	11	32	0.4
Income tax expenses	197	139	1.9
Offering expenses	(13)	—	—
Share-based payments expenses	86	26	0.4
Loss from disposal of subsidiaries	—	71	1.0

Adjusted EBITDA	911	1,217	16.7

Adjusted EBITDA margin	36.9%	45.8%	45.8%
Net profit	2,008	1,270	17.4
Amortization of fair value adjustments(7)	17	104	1.4
Offering expenses	(13)	—	—
Share-based payments expenses	86	26	0.4
Effect of taxation of the above items	(4)	(20)	(0.3)
Gain from disposal of subsidiaries	—	71	1.0
Foreign Exchange gain on June 2014 offering proceeds(8)	(1,497)	(591)	(8.1)

Adjusted Net Profit	597	860	11.8

Adjusted Net Profit per share:
Basic	10.96	14.23	0.20
Diluted	10.84	14.22	0.20
Shares used in computing Adjusted Net Profit per share
Basic	54,503	60,419	60,419
Diluted	55,117	60,451	60,451

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Amortization of fair value adjustments includes the effect of the acquisition of control in Contact and Rapida.
(8)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full Year ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD(1)

Revenue	14,719	17,717	243.1
Minus: Cost of revenue (exclusive of depreciation and amortization)	7,273	8,695	119.3
Plus: Compensation to employees and related taxes	1,391	1,206	16.6

Total Adjusted Net Revenue	8,836	10,228	140.3

Payment Revenue(2)	11,594	13,822	189.7
Minus: Cost of payment revenue (exclusive of depreciation and amortization)(3)	6,174	7,241	99.4
Plus: Compensation to employees and related taxes allocated to payment revenue(4)	1,096	941	12.9

Payment Adjusted Net Revenue	6,515	7,522	103.2

Other Revenue(5)	3,125	3,895	53.4
Minus: Cost of other revenue (exclusive of depreciation and amortization)(6)	1,099	1,454	19.9
Plus: Compensation to employees and related taxes allocated to other revenue(4)	295	265	3.6

Other Adjusted Net Revenue	2,321	2,706	37.1

Payment Adjusted Net Revenue	6,515	7,522	103.2
E-commerce	2,006	2,856	39.2
Financial services	1,931	1,373	18.8
Money remittances	987	1,788	24.5
Telecom	1,169	998	13.7
Other	422	507	7.0
Other Adjusted Net Revenue	2,321	2,706	37.1

Total Adjusted Net Revenue	8,836	10,228	140.3

Net Profit	4,968	5,274	72.4

Plus:
Depreciation and amortization	353	689	9.4
Other income	(4)	(20)	(0.3)
Other expenses	30	43	0.6
Foreign exchange gain	(3,359)	(2,801)	(38.4)
Foreign exchange loss	1,428	1,360	18.7
Share of loss of associates	27	—	—
Impairment of investment in associates	25	—	—
Interest income	(2)	(16)	(0.2)
Interest expenses	42	109	1.5
Income tax expenses	895	877	12.0
Offering expenses	32	—	—
Income from depositary(7)	(38)	—	—
Share-based payments expenses	422	88	1.2
Loss from disposal of subsidiaries	—	38	0.5

Adjusted EBITDA	4,818	5,640	77.4

Adjusted EBITDA margin	54.5%	55.1%	55.1%
Net profit	4,968	5,274	72.4
Amortization of fair value adjustments(8)	74	270	3.7
Offering expenses	32	—	—
Income from depositary	(38)	—	—
Share-based payments expenses	422	88	1.2
Effect of taxation of the above items	(15)	(52)	(0.7)
Loss from disposal of subsidiaries	—	38	0.5
Foreign Exchange gain on June 2014 offering proceeds(9)	(1,947)	(1,476)	(20.3)

Adjusted Net Profit	3,496	4,142	56.8

Adjusted Net Profit per share:
Basic	65.48	71.64	0.98
Diluted	64.53	71.46	0.98
Shares used in computing Adjusted Net Profit per share
Basic	53,396	57,819	57,819
Diluted	54,179	57,967	57,967

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.
(2)	Payment revenue primarily consists of the merchant and consumer fees charged for the payment transactions.
(3)	Cost of payment revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.
(4)	The Company does not record the compensation to employees and related taxes within cost of revenue separately for payment revenue and other revenue, therefore it has been allocated between payment revenue and other revenue in proportion to the relevant revenue amounts for the purposes of the reconciliation presented above.
(5)	Other revenue primarily consists of revenue from inactivity fees, interest on deposits and on overdrafts provided to agents, cash and settlement services and advertising.
(6)	Cost of other revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: compensation to employees and related taxes allocated to other revenue, costs of call-centers and advertising commissions.
(7)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(8)	Amortization of fair value adjustments includes the effect of the acquisition of control in Contact and Rapida.
(9)	The Forex gain on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain), net in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange gain on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD (1)

Payment volume (billion)(2)(3)	175.2	239.5	3.3

E-commerce	21.1	33.2	0.5
Financial services	46.6	72.4	1.0
Money remittances	21.6	47.4	0.7
Telecom	65.5	56.6	0.8
Other	20.4	29.7	0.4

Payment adjusted net revenue (million)(4)	1,837.8	1,971.0	27.0

E-commerce	648.5	767.2	10.5
Financial services	487.2	339.4	4.7
Money remittances	322.2	509.4	7.0
Telecom	263.6	229.7	3.2
Other	116.4	125.3	1.7

Payment average net revenue yield	1.05%	0.82%	0.82%

E-commerce	3.07%	2.31%	2.31%
Financial services	1.05%	0.47%	0.47%
Money remittances	1.49%	1.07%	1.07%
Telecom	0.40%	0.41%	0.41%
Other	0.57%	0.42%	0.42%

Total average Net Revenue Yield	1.41%	1.11%	1.11%

Active kiosks and terminals (units)(5)	181,148	172,269	172,269

Active Qiwi Wallet accounts (million)(6)	17.2	16.1	16.1

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Full Year ended
	December 31, 2014	December 31, 2015	December 31, 2015
	RUB	RUB	USD (1)

Payment volume (billion)(2)(3)	645.4	872.6	12.0

E-commerce	75.2	115.2	1.6
Financial services	193.2	241.1	3.3
Money remittances	66.7	164.2	2.3
Telecom	251.3	252.3	3.5
Other	59.0	99.8	1.4

Payment adjusted net revenue (million)(4)	6,515.0	7,522	103.2

E-commerce	2,006.1	2,856.1	39.2
Financial services	1,931.4	1,373.1	18.8
Money remittances	986.5	1,788.3	24.5
Telecom	1,168.7	997.9	13.7
Other	422.3	507.0	7.0

Payment average net revenue yield	1.01%	0.86%	0.86%

E-commerce	2.67%	2.48%	2.48%
Financial services	1.00%	0.57%	0.57%
Money remittances	1.48%	1.09%	1.09%
Telecom	0.47%	0.40%	0.40%
Other	0.72%	0.51%	0.51%

Total average Net Revenue Yield	1.37%	1.17%	1.17%

Active kiosks and terminals (units)(5)	181,148	172,269	172,269

Active Qiwi Wallet accounts (million)(6)	17.2	16.1	16.1

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 72.883 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2015.
(2)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in QIWI’s international operations (including Kazakhstan) may differ from the methodology used by QIWI’s Russian operations. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of QIWI’s international operations will be brought in conformity with the methodology of QIWI’s Russian operations.
(3)	Payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.
(4)	Payment Adjusted Net Revenue is calculated as the difference between Payment Gross Revenue and Payment Costs. Payment Gross Revenue primarily consists of merchant and consumer fees. Payment Costs primarily consist of commission to agents.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Active Visa Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.